SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       AccuFacts Pre-Employment Screening
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    00437U106
                                 --------------
                                 (CUSIP Number)

                  John and Catherine Long, 1810 Oceanview Dr.,
                      Tierra Verde, FL 33715 727/866-0907
          ------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)
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CUSIP No. 00437U106                                                  Page 2 of 4

                                  SCHEDULE 13D




1  NAMES OF REPORTING PERSON                            John and Catherine Long
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) n/a
                                                                         (b) n/a
3  SEC USE ONLY

4  SOURCE OF FUNDS                                                            PF
                                                                              --

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                 n/a

6  CITIZENSHIP OR PLACE OF ORGANIZATION                                   U.S.A.

7  SOLE VOTING POWER                                                     347,000
                                                                         -------

8  SHARED VOTING POWER                                                         0
                                                                               -

9  SOLE DISPOSITIVE POWER                                                347,000
                                                                         -------

10 SHARED DISPOSITIVE POWER                                                    0
                                                                               -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   Common Stock                                                          347,000
                                                                         -------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            n/a

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       5.2%
                                                                            ----

14 TYPE OF REPORTING PERSON                                                   IN
                                                                              --
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CUSIP No. 00437U106                                                  Page 3 of 4

                                  SCHEDULE 13D




Item 1.   Security and Issuer:
------------------------------
          Class of Securities:  Common Stock
          Name of Issuer:       AccuFacts Pre-Employment Screening
                                6 Greene Street, New York, NY 10013
                                212/966-0666
Item 2.   Identity and Background:
---------------------------------
          (a) Name:             John and Catherine Long
          (b) Residence or business address:
                                1810 Oceanview Dr., Tierra Verde, FL 33715
          (c) Principal business or occupation:
                                CEO, First American Screening Technologies
                                c/o HireCheck, Inc.
                                803 Executive Center Drive, Suite 300
                                St. Petersburg, FL 33702
          (d)  Not applicable
          (e)  Not applicable
          (f)  Citizenship:     United States

Item 3.   Source and Amount of Funds or Other Consideration:
-----------------------------------------------------------
          The funds for the purchase were provided by the Reporting Person's personal funds. No funds were borrowed for this purpose.

Item 4.   Purpose of the Transaction:
------------------------------------
          The purpose of the transaction was solely for investment purposes.

Item 5.   Interest in Securities of the Issuer:
----------------------------------------------
          (a)  Aggregate number of securities:    347,000 shares of Common Stock
               Percentage of class of securities: 5.2%

          (b)  Sole voting power:                 347,000
               Shared voting power:               0
               Sole dispositive power:            347,000
               Shared dispositive power:          0
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CUSIP No. 00437U106                                                  Page 4 of 4

                                  SCHEDULE 13D




          (c) The following transactions were purchased in the open market by John and Catherine Long through E-Trade Securities in the last 60 days:

                                               Price Per      Total
                         Date      Shares        Share      Purchase
                       8/26/02     11,000   $    0.32      $3,520.00
                       8/26/02      5,000   $    0.28      $1,400.00
                       8/26/02      9,000   $    0.31      $2,790.00
                        9/9/02     10,000   $    0.25      $2,500.00
                       9/12/02      5,000   $    0.25      $1,250.00
                       9/18/02      5,000   $    0.25      $1,250.00
                       9/23/02      5,000   $    0.30      $1,500.00
                       9/25/02     15,000   $    0.34      $5,100.00
                      10/11/02     15,000   $    0.36      $5,400.00
                      10/18/02      5,000   $    0.25      $1,250.00
                      10/22/02     10,000   $    0.32      $3,200.00

          (d)  No other person has such rights other than the Reporting Person.

          (e)  Not applicable

Item 6.   Contracts, Agreements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
          Securities of the Issuer:  Not applicable
          ------------------------

Item 7.   Material to be Filed as Exhibits:  Not applicable
------------------------------------------
                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 10/22/02                       /s/ John Long
      --------                      ------------------------------------------
                                    John Long

Date: 10/22/02                       /s/ Catherine Long
      --------                      ------------------------------------------
                                    Catherine Long